

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2021

Mike Ballardie
Chief Executive Officer
Slinger Bag Inc.
2709 N. Rolling Road, Suite 138
Windsor Mill, MD 21244

>   **Re: Slinger Bag Inc.**
>   **Registration Statement on Form S-1**
>   **Filed September 13, 2021**
>   **File No. 333-259487**

Dear Mr. Ballardie:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Scott Anderegg at 202-551-3342 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Trade & Services